FORM 5 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obli- gations may continue. See Instruc tion 1(b). ☐ Form 3 Holdings Reported ☒ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL _________________________________________________ OMB Number: 3235-0362 Expires: Estimated average burden hours per response . . . . .1.0

1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol			6. Relationship of Reporting Person to Issuer
Bier, Elliot L.	Grand Toys International, Inc. ("GRIN")			(Check all applicable) X Director _______10% Owner
(Last) (First) (Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year	X Officer (give _______Other (specify title below below)
Place Canada Trust, 18 etage 999 Boul. de Maissoneuve Ouest		December 2001	Chairman and Secretary
(Street) Montreal, Quebec, CANADA H3A 3L4		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (check applicable line) __X Form Filed by One Reporting Person ____ Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Bene- ficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6.Owner- ship Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Amount	(A) or (D)	Price	(Instr.4)

*If the form is filed by more than one reporting person, see instruction 4(b)(v). (Over) (Print or type responses) SEC 2270 (7/96)

FORM 5 (continued) Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8.Price of Deriv- ative Secur- ity (Instr. 5)		9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End	10.Owner ship Form of De- rivative Secu- rity: Direct (D) or	11. Na-ture of In- direct Bene- ficial Own- ership (Instr. 4)
				(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number ofShares		of Month (Instr. 4)	Indi- rect (I) (Instr. 4)
Common Stock Option	$0.3438	1/1/01	A	500	--	1/1/01	1/1/11	Common Stock	500	$0.3438	3,000	D
Common Stock Option	$1.124	4/1/01	A	500	--	4/1/01	4/1/11	Common Stock	500	$1.124	3,500	D
Common Stock Option	$1.00	10/1/01	A	125	--	10/1/01	10/1/11	Common Stock	125	$ 1.00	3,625	D
Common Stock Option	$0.95	10/5/01	A	36,000	--	10/5/01	10/5/01	Common Stock	36,000	$0.95	39,625	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

SEC 2270 (7/96)